Exhibit 99.2

SENSTAR TECHNOLOGIES CORPORATION

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT FOR USE AT THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2026

The undersigned hereby constitutes and appoints Fabien Haubert and Alicia Kelly and each of them, or instead of the for-going,______________________, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them to represent and to vote, on behalf of the undersigned, all of the common shares of Senstar Technologies Corporation (the “Company”), which the undersigned would be entitled to vote as fully as the under-signed could if personally present at the Annual Meeting of Shareholders of the Company to be held on June 29, 2026, at 9:00 a.m. (Ottawa time), at the principal executive offices of the Company, 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0, and at any and all adjournments or postponements thereof (the “Meeting”), hereby revoking any prior proxies to vote the said shares, upon the following matters, which are more fully described in the Notice of Annual Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting. Each term used herein and not defined shall have the meaning ascribed to such term in the Notice and/or the Proxy Statement (receipt of which is hereby acknowledged).

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF

SENSTAR TECHNOLOGIES CORPORATION

June 29, 2026

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy
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paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access.

Important Notice regarding the Internet availability of proxy materials for this
Annual General Meeting of Shareholders. The proxy statement is available at: https://senstar.com/investors/sec-filings/

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
↓ Please detach along perforated line and mail in the envelope provided. ↓

062926

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST			FOR	AGAINST

1.	To elect 4 directors to hold office until the close of the next annual meeting of the Company:			2.	To appoint Ernst & Young LLP as Senstar Technologies Corporation’s auditor for the ensuing year and to authorize the Board of Directors of the Company to fix their remuneration.	☐	☐

	Gillon Beck	☐	☐
					IMPORTANT INSTRUCTION: An instruction to vote “against” a Proposal will be treated as an instruction to vote “withhold” with respect to such Proposal.
	Jacob Berman	☐	☐

	Tom Overwijn	☐	☐		Notes

	Kelli Roiter	☐	☐	1.
This Proxy ceases to be valid one year from its date. If this Proxy is not dated in the space provided below, it shall be deemed to be dated on the day on which it was mailed by management of the Company.

				2.
To be effective, this Proxy must be deposited by June 25, 2026, at 11:59 p.m. (Ottawa time), or in the case of any adjournment, no later than 48 hours (excluding weekends and Ontario holidays) prior to the rescheduled Meeting.

				3.
The shares represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder. If the instructions contained in this Proxy are certain, the shares represented by this Proxy will be voted on any poll in accordance with instructions so made, and where the person whose Proxy is solicited specifies a choice with respect to any matter to be acted on, the securities will be voted on any poll duly called for in accordance with the specifications so made. If a choice is not specified, the Proxy will be voted in favor of the Proposals. This Proxy also confers discretionary authority on any amendment or variation of matters described in the Notice and the Proxy Statement accompanying this Proxy and on any other matter that may properly come before the Meeting.

				4
A shareholder who has given a Proxy may revoke the Proxy: (a) by completing and signing a Proxy bearing a later date and depositing it as aforesaid; or (b) by depositing an instrument in writing executed by the shareholder or by their attorney authorized in writing or electronic signature: (i) with the Chief Financial Officer of the Company, 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any manner permitted by law. If a shareholder attends the Meeting and votes, their vote will revoke any Proxy they previously submitted.

				5.
A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, OTHER THAN THE PERSON DESIGNATED IN THIS PROXY TO REPRESENT HIM OR HER AT THE MEETING BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED, IN WHICH CASE ONLY THE PERSON SO NAMED MAY VOTE THE SHARES REPRESENTED BY THIS PROXY AT THE MEETING.

To change the address on your account, please check the box at the right and indicate your new address in the space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
			☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.